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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*



                                VECTOR GROUP LTD.
                                -----------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92240M-10-8
                                -----------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                VECTOR GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 20, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-----------------------                                     -------------------
 CUSIP NO. 92240M-10-8                                      PAGE 2 OF 4 PAGES
-----------------------                                     -------------------


=============== ================================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person
                                                              Bennett S. LeBow
--------------- ----------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group*
                ----------------------------------------------------------------
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------- ----------------------------------------------------------------
      3         SEC Use Only
--------------- ----------------------------------------------------------------
      4         Source of Funds*
--------------- ----------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)                 [ ]
--------------- ----------------------------------------------------------------
      6         Citizenship or Place of Organization
                ----------------------------------------------------------------
                                                    United States
========================== ======= =============================================
                              7    Sole Voting Power
        Number of                                      12,766,294 (see item 5)
-------------------------- ------- ---------------------------------------------
         Shares               8    Shared Voting Power
                                                         420,564
-------------------------- ------- ---------------------------------------------
      Beneficially            9    Sole Dispositive Power
      Owned by Each                                    12,766,294 (see item 5)
-------------------------- ------- ---------------------------------------------
    Reporting Person         10    Shared Dispositive Power
          With                                           420,564
=============== ================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       13,186,858 (see item 5)
--------------- ----------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row
                (11) Excludes Certain Shares*                               [ ]
--------------- ----------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                                                                       36.5%
--------------- ----------------------------------------------------------------
      14        Type of Reporting Person*                                IN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

-----------------------                                     -------------------
 CUSIP NO. 92240M-10-8                                      PAGE 3 OF 4 PAGES
-----------------------                                     -------------------


         PRELIMINARY STATEMENT:

                  This Amendment No. 9 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-8 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000 and September 28, 2001.

                  Item 5 is hereby amended as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of August 19, 2002, the Reporting Person was the indirect beneficial owner of, in the aggregate, 13,186,858 shares of Common Stock, which constituted approximately 36.5% of the 33,257,284 shares of Common Stock outstanding (plus 2,894,062 shares acquirable by the Reporting Person's assignees upon exercise of currently exercisable options). The Reporting Person's beneficial ownership includes currently exercisable options for 2,894,062 shares granted to the Reporting Person, pursuant to the Company's 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D.

                  (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 9,555,173 shares of Common Stock through LeBow Gamma Limited Partnership, a Nevada limited partnership, (ii) 317,059 shares through LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iii) 2,170,547 shares acquirable by LeBow Gamma Limited Partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options and
                           (iv) 723,515 shares acquirable by LeBow Epsilon Investments Trust, as assignee of the Reporting Person, upon exercise of currently exercisable options. The Reporting Person is the sole trustee of LeBow Epsilon Investments Trust. The shares of Common Stock held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to secure a margin loan to the Reporting Person. LeBow Holdings Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 420,564 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation's shares of Common Stock.

                  Item 6 is hereby amended as follows:

         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  (a)      See Item 5(b) above.




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                                  SCHEDULE 13D

-----------------------                                     -------------------
 CUSIP NO. 92240M-10-8                                      PAGE 4 OF 4 PAGES
-----------------------                                     -------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 2002





                                                      /s/ BENNETT S. LEBOW
                                                      -------------------------
                                                          Bennett S. LeBow